Exhibit 2

2017
SECOND QUARTER RESULTS
◾ Stock Listing Information
NYSE (ADS)
Ticker: CX
Mexican Stock Exchange
Ticker: CEMEXCPO
Ratio of CEMEXCPO to CX = 10:1
◾ Investor Relations
In the United States:
+ 1 877 7CX NYSE
In Mexico:
+ 52 (81) 8888 4292
E-Mail:
ir@cemex.com

Operating and financial highlights

	January - June				Second Quarter			
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Consolidated cement volume	33,850	34,716	(2%)		17,918	18,479	(3%)	
Consolidated ready-mix volume	25,436	25,221	1%		13,207	13,502	(2%)	
Consolidated aggregates volume	72,764	71,198	2%		38,854	38,565	1%	
Net sales	6,704	6,715	(0%)	3%	3,577	3,598	(1%)	2%
Gross profit	2,248	2,326	(3%)	1%	1,244	1,306	(5%)	(3%)
as % of net sales	33.5%	34.6%	(1.1pp)		34.8%	36.3%	(1.5pp)	
Operating earnings before other expenses, net	824	895	(8%)	(6%)	478	537	(11%)	(11%)
as % of net sales	12.3%	13.3%	(1.0pp)		13.4%	14.9%	(1.5pp)	
Controlling interest net income (loss)	626	242	159%		289	205	41%	
Operating EBITDA	1,248	1,333	(6%)	(4%)	696	760	(8%)	(8%)
as % of net sales	18.6%	19.9%	(1.3pp)		19.5%	21.1%	(1.6pp)	
Free cash flow after maintenance capital expenditures	183	488	(63%)		353	478	(26%)	
Free cash flow	126	388	(68%)		324	422	(23%)	
Total debt plus perpetual notes	11,927	14,848	(20%)		11,927	14,848	(20%)	
Earnings (loss)of continuing operations per ADS	0.30	0.15	98%		0.18	0.12	43%	
Fully diluted earnings (loss) of continuing operations per ADS [1]	0.30	0.15	98%		0.17	0.12	43%	
Average ADSs outstanding	1,494.1	1,483.7	1%		1,497.6	1,484.9	1%	
Employees	40,079	41,715	(4%)		40,079	41,715	(4%)	

This information does not include discontinued operations. Please see page 14 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 7 for end-of quarter CPO-equivalent units outstanding.
*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.
[1]For the six-month periods ended June 30, 2017 and 2016, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted earnings per share.

Consolidated net sales in the second quarter of 2017 decreased to US$3.6 billion, representing a decline of 1%, or an increase of 2% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the second quarter of 2016. The increase on a like to like basis was due to higher prices of our products, in local currency terms in Mexico and the U.S., as well as higher volumes in our Europe region.

Cost of sales as a percentage of net sales increased by 1.5pp during the second quarter of 2017 compared with the same period last year, from 63.7% to 65.2%. The increase was mainly driven by higher energy costs.

Operating expenses as a percentage of net sales remained flat during the second quarter of 2017 compared with the same period last year in 21.4%.

Operating EBITDA decreased by 8% to US$696 million during the second quarter of 2017 compared with the same period last year. The decrease on a like to like basis was mainly due to lower contributions in our South, Central America and the Caribbean, Europe and Asia, Middle East and Africa regions, partially offset by higher contributions in Mexico and USA.

Operating EBITDA margin decreased by 1.6pp from 21.1% in the second quarter of 2016 to 19.5% this quarter.

Gain (loss) on financial instruments for the quarter was a gain of US$8 million, resulting mainly from derivatives related to CEMEX shares.

Foreign exchange results for the quarter was a loss of US$21 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar.

Income tax for the quarter had a positive effect of US$92 million mainly due to the reversal of the valuation allowance previously set for some net operating losses (NOL's).

Discontinued operations for the quarter was a positive effect of US$28 million mainly due to the effect on the sale of our Pacific Northwest operations.

Controlling interest net income (loss) was an income of US$289 million in the second quarter of 2017 versus an income of US$205 million in the same quarter of 2016. The income primarily reflects lower financial expenses, a gain from financial instruments, a positive effect of income tax and lower non-controlling interest net income, partially offset by lower operating earnings, a foreign exchange loss and lower equity in gain of associates.

Total debt plus perpetual notes decreased by US$676 million during the quarter.

2017 Second Quarter Results Page 2

Operating results

Mexico

	January - June				Second Quarter			
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	1,533	1,430	7%	15%	810	796	2%	5%
Operating EBITDA	567	529	7%	15%	302	302	0%	3%
Operating EBITDA margin	37.0%	37.0%	0.0pp		37.3%	37.9%	(0.6pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(1%)	(10%)	0%	(6%)	(2%)	(8%)
Price (USD)	12%	17%	2%	6%	8%	10%
Price (local currency)	20%	20%	9%	9%	15%	14%

In Mexico, our domestic gray cement, ready mix and aggregates volumes decreased by 10%, 6%, and 8%, respectively, during the second quarter versus the same period last year. During the first six months of the year, domestic gray cement volumes and aggregates volumes decreased 1% and 2%, respectively, while ready-mix volumes remained flat, versus the comparable period of 2016. Domestic gray cement prices in local currency increased on a year over year and sequential basis by 20% and 3%, respectively, during the quarter.

Our volumes during the quarter declined mainly due to a high base of comparison as well as three fewer working days. Cement, ready-mix and aggregates volumes on a sequential basis increased by 3%, 1% and 5%, respectively. In the industrial-and-commercial sector, construction of shopping centers and hotels, as well as some manufacturing projects, was supported by growth in consumption and improved manufacturing confidence indicators. The self-construction sector was sustained by sound economic indicators including, job creation, consumption credit and remittances. In the formal residential sector, private bank mortgage lending supported higher value, more cement-intensive home investment, while affordable housing was affected by lower subsides.

United States

	January - June				Second Quarter			
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	1,731	1,757	(1%)	3%	916	931	(2%)	4%
Operating EBITDA	287	253	14%	23%	170	156	9%	19%
Operating EBITDA margin	16.6%	14.4%	2.2pp		18.6%	16.8%	1.8pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(7%)	(8%)	(4%)	(3%)	(2%)	2%
Price (USD)	3%	3%	1%	0%	4%	3%
Price (local currency)	3%	3%	1%	0%	4%	3%

In the United States, our domestic gray cement and ready-mix volumes decreased by 8% and 3%, respectively, while our aggregates volumes increased by 2%, during the second quarter of 2017 on a year-over-year basis. During the first six months of the year, domestic gray cement, ready-mix and aggregates volumes decreased by 7%, 4% and 2%, respectively, on a year-over-year basis. Cement volumes on a like-to-like basis, excluding volumes related to the Odessa and Fairborn cement plants, remained flat during both the quarter and first six months of the year. Ready-mix volumes on a like-to-like basis, excluding the West Texas operations, declined by 1% during the quarter and by 2% during the first six months of the year. Aggregates volumes, also on a like-to-like basis, increased by 6% and 1% during the quarter and first six months of the year, respectively, compared to the same periods last year. Cement prices during the quarter on a like-to-like basis increased by 5% year-over-year and 2% sequentially.

Our flat cement volumes during the quarter on a like-to-like basis continue to reflect a difficult base of comparison in the second quarter 2016, as well as significant precipitations in our southeastern states. In the residential sector, single family housing starts increased 9% during the quarter, supported by low inventories, wage growth, job creation, positive consumer sentiment, and improved lending conditions. In the industrial-and-commercial sector, construction spending increased 7% year-to-date May with cement consumption growth in office, lodging and commerce. Regarding the infrastructure sector, although streets-and-highways spending declined 1% year-to-date May, year-over-year spending accelerated during April and May. We attribute this recent improvement to increased state and local governments spending, as well as easier 2016 comparisons.

2017 Second Quarter Results Page 3

Operating results

South, Central America and the Caribbean

	January - June				Second Quarter			
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	958	886	8%	(6%)	479	466	3%	(9%)
Operating EBITDA	253	289	(13%)	(24%)	120	153	(22%)	(33%)
Operating EBITDA margin	26.4%	32.6%	(6.2pp)		25.0%	32.9%	(7.9pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	13%	12%	(5%)	(11%)	2%	(1%)
Price (USD)	(4%)	(7%)	2%	(0%)	(1%)	(8%)
Price (local currency)	(4%)	(5%)	1%	1%	(3%)	(7%)

Our domestic gray cement volumes in the region increased by 12% and 13% during the second quarter and first six months of 2017, respectively, versus the comparable periods of 2016. Cement volumes on a like-to-like basis, including the regional operations of TCL, decreased by 3% and 1% during the second quarter and first six months of the year, respectively.

In Colombia, during the second quarter and on a year-over-year basis, our domestic gray cement, ready-mix, and aggregates volumes decreased by 9%, 23% and 26%, respectively. During the first six months of the year, our domestic gray cement, ready-mix, and aggregates volumes decreased by 5%, 14% and 17%, respectively, versus the same period of 2016. Cement consumption during the quarter was affected by macroeconomic challenges in the country, adverse weather conditions, as well as by three fewer working days. Despite the soft demand environment, we estimate that our cement market position has remained practically unchanged during the past four consecutive quarters. Our quarterly cement prices, on a year-over-year and sequential basis, were negatively affected by deteriorating competitive dynamics.

Europe

	January - June				Second Quarter			
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	1,666	1,694	(2%)	3%	934	941	(1%)	2%
Operating EBITDA	139	181	(23%)	(18%)	109	127	(14%)	(11%)
Operating EBITDA margin	8.4%	10.7%	(2.3pp)		11.7%	13.5%	(1.8pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	5%	4%	7%	3%	7%	3%
Price (USD)	(4%)	(2%)	(4%)	(2%)	(6%)	(3%)
Price (local currency)	(1%)	(0%)	(0%)	(0%)	(1%)	0%

In the Europe region, our domestic gray cement, ready-mix and aggregates volumes increased by 4%, 3%, and 3%, respectively, during the second quarter of 2017 on a year-over-year basis. During the first six months of 2017 our domestic cement, ready-mix and aggregates volumes increased 5%, 7% and 7%, respectively, compared with the same period of last year.

In the United Kingdom, our domestic gray cement, ready-mix and aggregates volumes decreased by 7%, 5% and 4%, respectively, during the second quarter of 2017 on a year-over-year basis. For the first six months of the year our domestic gray cement and aggregates volumes decreased 9% and 2%, respectively, while ready-mix volumes remained flat, versus the comparable period in 2016. Our cement volume decline during the quarter reflects a high base of comparison due to non-recurring industry sales in the same period last year, as well as two fewer working days. Cement volume during the quarter was driven by the commercial and residential sectors.

2017 Second Quarter Results Page 4

Operating results

In Spain, our domestic gray cement and aggregates volumes increased 14% and 23%, respectively, while our ready-mix volumes decreased by 4%, during the quarter and on a year-over-year basis. For the first six months of the year our domestic gray cement and aggregates volumes increased 17% and 30%, respectively, while ready-mix volumes decreased 2%, versus the comparable period in 2016. Our cement volume growth during the quarter reflects continued favorable activity from the residential sector. This sector benefited from favorable credit conditions and income perspectives, job creation, and pent-up housing demand. The industrial-and-commercial sector was supported by agricultural and tourism projects.

In Germany, our domestic gray cement and ready-mix volumes increased 17% and 1%, respectively, while aggregates decreased by 2%, during the second quarter of 2017 compared with the same period of last year. During the first six months of the year, our domestic gray cement, ready-mix and aggregates volumes increased 15%, 6% and 2%, respectively, compared with the same period of 2016. Cement volume growth reflects strong demand driven by the residential and infrastructure sectors. The residential sector continued to benefit from low unemployment and mortgage rates, rising purchasing power as well as immigration, while the infrastructure sector benefited from increased central government spending.

In Poland, domestic gray cement volumes during the second quarter and the first six months of the year decreased by 6% and 1%, respectively, versus the comparable periods in 2016. Our cement prices in local currency terms during the quarter increased 3%, both on a year-over-year and on a sequential basis. Cement volume decline during the quarter mainly reflects two fewer working days. The residential sector was supported by growth in housing starts and permits, while the infrastructure sector by the continuation of projects.

In our operations in France, ready-mix and aggregates volumes increased by 5% and 9%, respectively, during the second quarter and on a year-over-year basis. During the first six months of the year and on a year-over-year basis, ready-mix and aggregates volumes increased 9% and 14%, respectively. During the quarter and first six months of the year, there was higher activity in traded aggregates volumes. Volume growth during the quarter reflects continued activity in the residential sector as well as "Grand Paris" related projects. The residential sectors was supported by low interest rates and government's initiatives including a buy-to-let program and zero-rate loans for first time buyers.

Asia, Middle East and Africa

	January - June				Second Quarter			
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	653	803	(19%)	(7%)	327	396	(18%)	(5%)
Operating EBITDA	113	197	(43%)	(31%)	49	93	(47%)	(38%)
Operating EBITDA margin	17.3%	24.5%	(7.2pp)		15.0%	23.5%	(8.5pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(11%)	(3%)	0%	(4%)	7%	2%
Price (USD)	(25%)	(27%)	(0%)	0%	8%	10%
Price (local currency)	(1%)	(4%)	(0%)	(1%)	4%	4%

Our domestic gray cement volumes in the Asia, Middle East and Africa region during the second quarter and first six months of the year decreased by 3% and 11%, respectively, on a year-over-year basis.

In the Philippines, our domestic gray cement volumes during the second quarter and first six months of 2017 decreased by 3% and 6%, respectively, versus the comparable periods of previous year. Our volume decline during the quarter reflects two fewer working days, a high base of comparison during the first half of last year, with strong construction activity prior to the presidential elections, heightened competition due to growth in import volumes, as well as challenges in supply due to extended repairs in our Apo cement plant. The residential and industrial sectors were the main drivers of demand during the quarter.

In Egypt, our domestic gray cement volumes decreased by 7% and 20% during the second quarter of 2017 and the first six months of the year, respectively, versus the comparable periods in the previous year. Volume decline reflects reduced consumer purchasing power resulting from the currency devaluation and increased inflation, as well as 2 fewer working days. Government projects related to the Suez Canal tunnels, the port platforms in the city of Port Said, as well as the new administrative capital, continued during the quarter, albeit at a slow pace.

2017 Second Quarter Results Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - June			Second Quarter		
	2017	2016	% Var	2017	2016	% Var
Operating earnings before other expenses, net	824	895	(8%)	478	537	(11%)
+ Depreciation and operating amortization	424	438		218	222	
Operating EBITDA	1,248	1,333	(6%)	696	760	(8%)
- Net financial expense	438	528		213	259	
- Maintenance capital expenditures	156	156		99	99	
- Change in working capital	298	(31)		(90)	(235)	
- Taxes paid	162	210		115	154	
- Other cash items (net)	21	9		9	20	
- Free cash flow discontinued operations	(10)	(27)		(4)	(15)	
Free cash flow after maintenance capital expenditures	183	488	(63%)	353	478	(26%)
- Strategic capital expenditures	57	100		29	56	
Free cash flow	126	388	(68%)	324	422	(23%)

During the quarter, free cash flow plus proceeds from asset divestments were mainly used for debt repayment.

Our debt during the quarter reflects a negative foreign exchange conversion effect of US$186 million.

Information on debt and perpetual notes

	Second Quarter			First Quarter
	2017	2016	% Var	2017
Total debt [1]	11,483	14,406	(20%)	12,164
Short-term	5%	1%		7%
Long-term	95%	99%		93%
Perpetual notes	444	442	0%	439
Cash and cash equivalents	418	614	(32%)	435
Net debt plus perpetual notes	11,509	14,233	(19%)	12,168
Consolidated funded debt [2]/EBITDA [3]	4.04	4.93		4.07
Interest coverage [3] [4]	3.39	2.80		3.30

In millions of US dollars, except percentages and ratios.

	Second Quarter	
	2017	2016
Currency denomination		
US dollar	75%	80%
Euro	21%	19%
Mexican peso	1%	1%
Other	3%	1%
Interest rate		
Fixed	72%	73%
Variable	28%	27%

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).

(2) Consolidated funded debt as of June 30, 2017 was US$10,827 million, in accordance with our contractual obligations under the 2014 Credit Agreement.

(3) EBITDA calculated in accordance with IFRS.

(4) Interest expense calculated in accordance with our contractual obligations under the 2014 Credit Agreement.

2017 Second Quarter Results Page 6

Equity-related and derivative instruments information
Equity-related information
One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.
Beginning-of-quarter CPO-equivalent units outstanding 14,060,791,574
CPOs issued due to recapitalization of retained earnings562,431,663
Stock-based compensation17,741,914
CPO’s issued as a result of the conversion of a portion of our 3.75% Convertible Subordinated Notes due 2018 into CEMEX ADS’s378,619,910
End-of-quarter CPO-equivalent units outstanding 15,019,585,061
Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of June 30, 2017 were 20,541,277.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 236 million, subject to antidilution adjustments.
Employee long-term compensation plans
As of June 30, 2017, our executives held 31,728,968 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.
Derivative instruments
The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.
Second Quarter    First Quarter
2017    2016 2017
In millions of US dollars.    Notional amount Fair value Notional amount Fair value Notional amount Fair value
Exchange rate derivatives (1)     888 (41)3818639(22)
Equity related derivatives (2) (5)    289 24690646136
Interest rate swaps (3)    142 21152 3214722
Fuel derivatives (4)    91 - 44 778 7
1,410    4 1,26753 1,32543
(1) Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from expected sale of assets.
(2) Equity derivatives related with options on CEMEX’s own shares.
(3) Interest-rate swap related to our long-term energy contracts.
(4) Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.
(5) As required by IFRS, the equity related derivatives fair market value as of June 30, 2017 and 2016 includes a liability of US$44 million and US$21 million, respectively, relating to an embedded derivative in CEMEX’s mandatorily convertible securities.
Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of June 30, 2017, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$4 million, including a liability of US$44 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. Page 7

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - June				Second Quarter			
INCOME STATEMENT	2017	2016	% Var.	like-to-like % Var.*	2017	2016	% Var.	like-to-like % Var.*
Net sales	6,703,909	6,715,113	(0%)	3%	3,576,672	3,597,534	(1%)	2%
Cost of sales	(4,456,121)	(4,389,553)	(2%)		(2,332,812)	(2,291,709)	(2%)	
Gross profit	2,247,788	2,325,561	(3%)	1%	1,243,860	1,305,824	(5%)	(3%)
Operating expenses	(1,423,679)	(1,430,103)	0%		(765,771)	(768,435)	0%	
Operating earnings before other expenses, net	824,109	895,458	(8%)	(6%)	478,089	537,389	(11%)	(11%)
Other expenses, net	135,434	(55,569)	N/A		(9,539)	(40,557)	76%	
Operating earnings	959,544	839,889	14%		468,551	496,832	(6%)	
Financial expense	(540,895)	(613,611)	12%		(272,444)	(342,978)	21%	
Other financial income (expense), net	3,412	91,953	(96%)		(22,191)	73,617	N/A	
Financial income	9,079	11,065	(18%)		4,301	3,355	28%	
Results from financial instruments, net	108,676	(2,251)	N/A		7,712	(24,324)	N/A	
Foreign exchange results	(87,966)	111,493	N/A		(20,570)	108,316	N/A	
Effects of net present value on assets and liabilities and others, net	(26,378)	(28,354)	7%		(13,635)	(13,730)	1%	
Equity in gain (loss) of associates	9,576	16,306	(41%)		7,912	13,857	(43%)	
Income (loss) before income tax	431,637	334,537	29%		181,827	241,328	(25%)	
Income tax	42,199	(80,309)	N/A		92,327	(38,960)	N/A	
Profit (loss) of continuing operations	473,836	254,228	86%		274,153	202,368	35%	
Discontinued operations	184,963	22,830	710%		27,757	25,104	11%	
Consolidated net income (loss)	658,799	277,059	138%		301,910	227,471	33%	
Non-controlling interest net income (loss)	32,570	35,536	(8%)		13,259	22,070	(40%)	
Controlling interest net income (loss)	626,229	241,522	159%		288,652	205,402	41%	
Operating EBITDA	1,248,129	1,332,970	(6%)	(4%)	695,682	759,670	(8%)	(8%)
Earnings (loss) of continued operations per ADS	0.30	0.15	98%		0.18	0.12	43%	
Earnings (loss) of discontinued operations per ADS	0.12	0.02	705%		0.02	0.02	10%	

	As of June 30		
BALANCE SHEET	2017	2016	% Var.
Total assets	29,382,731	30,784,048	(5%)
Cash and cash equivalents	417,706	620,541	(33%)
Trade receivables less allowance for doubtful accounts	1,744,028	1,746,431	(0%)
Other accounts receivable	293,376	258,715	13%
Inventories, net	1,009,237	965,593	5%
Assets held for sale	247,142	436,898	(43%)
Other current assets	183,428	185,278	(1%)
Current assets	3,894,916	4,213,455	(8%)
Property, machinery and equipment, net	11,812,024	11,992,028	(2%)
Other assets	13,675,791	14,578,564	(6%)
Total liabilities	18,605,340	21,350,783	(13%)
Liabilities held for sale	384	17,899	(98%)
Other current liabilities	4,589,702	4,049,254	13%
Current liabilities	4,590,086	4,067,153	13%
Long-term liabilities	10,306,408	12,999,393	(21%)
Other liabilities	3,708,846	4,284,237	(13%)
Total Stockholder's equity	10,777,391	9,433,265	14%
Non-controlling interest and perpetual instruments	1,467,831	1,198,245	22%
Total Controlling interest	9,309,560	8,235,019	13%

2017 Second Quarter Results Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - June			Second Quarter		
INCOME STATEMENT	2017	2016	% Var.	2017	2016	% Var.
Net sales	128,782,094	120,334,833	7%	66,275,737	64,719,628	2%
Cost of sales	(85,602,084)	(78,660,781)	(9%)	(43,227,011)	(41,227,849)	(5%)
Gross profit	43,180,010	41,674,052	4%	23,048,726	23,491,780	(2%)
Operating expenses	(27,348,867)	(25,627,446)	(7%)	(14,189,729)	(13,824,151)	(3%)
Operating earnings before other expenses, net	15,831,143	16,046,606	(1%)	8,858,996	9,667,629	(8%)
Other expenses, net	2,601,693	(995,789)	N/A	(176,749)	(729,615)	76%
Operating earnings	18,432,837	15,050,817	22%	8,682,248	8,938,014	(3%)
Financial expense	(10,390,593)	(10,995,901)	6%	(5,048,395)	(6,170,172)	18%
Other financial income (expense), net	65,546	1,647,791	(96%)	(411,205)	1,324,363	N/A
Financial income	174,416	198,280	(12%)	79,694	60,358	32%
Results from financial instruments, net	2,087,672	(40,339)	N/A	142,908	(437,584)	N/A
Foreign exchange results	(1,689,819)	1,997,958	N/A	(381,157)	1,948,598	N/A
Effects of net present value on assets and liabilities and others, net	(506,723)	(508,108)	0%	(252,650)	(247,009)	(2%)
Equity in gain (loss) of associates	183,960	292,196	(37%)	146,602	249,289	(41%)
Income (loss) before income tax	8,291,750	5,994,902	38%	3,369,249	4,341,494	(22%)
Income tax	810,639	(1,439,130)	N/A	1,710,814	(700,898)	N/A
Profit (loss) of continuing operations	9,102,389	4,555,772	100%	5,080,063	3,640,595	40%
Discontinued operations	3,553,142	409,120	768%	514,337	451,614	14%
Consolidated net income (loss)	12,655,531	4,964,891	155%	5,594,401	4,092,209	37%
Non-controlling net income (loss)	625,676	636,813	(2%)	245,680	397,031	(38%)
Controlling net income (loss)	12,029,856	4,328,078	178%	5,348,720	3,695,178	45%
Operating EBITDA	23,976,565	23,886,816	0%	12,890,996	13,666,464	(6%)
Earnings (loss) of continued operations per ADS	5.71	2.68	113%	3.24	2.21	47%
Earnings (loss) of discontinued operations per ADS	2.38	0.28	762%	0.34	0.30	13%

	As of June 30		
BALANCE SHEET	2017	2016	% Var.
Total assets	533,002,737	563,348,074	(5%)
Cash and cash equivalents	7,577,192	11,355,899	(33%)
Trade receivables less allowance for doubtful accounts	31,636,665	31,959,696	(1%)
Other accounts receivable	5,321,832	4,734,479	12%
Inventories, net	18,307,560	17,670,345	4%
Assets held for sale	4,483,150	7,995,225	(44%)
Other current assets	3,327,376	3,390,591	(2%)
Current assets	70,653,776	77,106,236	(8%)
Property, machinery and equipment, net	214,270,116	219,454,111	(2%)
Other assets	248,078,845	266,787,727	(7%)
Total liabilities	337,500,873	390,719,332	(14%)
Liabilities held for sale	6,974	327,547	(98%)
Other current liabilities	83,257,189	74,101,346	12%
Current liabilities	83,264,163	74,428,893	12%
Long-term liabilities	186,958,247	237,888,896	(21%)
Other liabilities	67,278,463	78,401,543	(14%)
Total stockholders' equity	195,501,864	172,628,742	13%
Non-controlling interest and perpetual instruments	26,626,449	21,927,888	21%
Total controlling interest	168,875,415	150,700,855	12%

2017 Second Quarter Results Page 9

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - June				Second Quarter			
				like-to-like				like-to-like
NET SALES	2017	2016	% Var.	% Var. *	2017	2016	% Var.	% Var. *
Mexico	1,532,538	1,430,188	7%	15%	810,175	796,478	2%	5%
U.S.A.	1,730,738	1,756,942	(1%)	3%	916,160	931,463	(2%)	4%
South, Central America and the Caribbean	958,273	886,357	8%	(6%)	478,766	465,529	3%	(9%)
Europe	1,665,602	1,693,566	(2%)	3%	933,926	941,137	(1%)	2%
Asia, Middle East and Africa	652,887	803,220	(19%)	(7%)	326,576	396,141	(18%)	(5%)
Others and intercompany eliminations	*163,872*	*144,839*	*13%*	*8%*	*111,069*	*66,785*	*66%*	*75%*
TOTAL	6,703,909	6,715,113	(0%)	3%	3,576,672	3,597,534	(1%)	2%

GROSS PROFIT								
Mexico	818,080	756,888	8%	16%	443,721	433,679	2%	5%
U.S.A.	447,012	435,056	3%	8%	252,450	246,998	2%	8%
South, Central America and the Caribbean	365,216	379,459	(4%)	(14%)	177,708	200,793	(11%)	(21%)
Europe	406,089	451,510	(10%)	(5%)	259,833	278,777	(7%)	(4%)
Asia, Middle East and Africa	199,521	273,835	(27%)	(16%)	94,373	135,630	(30%)	(21%)
Others and intercompany eliminations	*11,869*	*28,813*	*(59%)*	*(48%)*	*15,776*	*9,947*	*59%*	*40%*
TOTAL	2,247,788	2,325,561	(3%)	1%	1,243,860	1,305,824	(5%)	(3%)

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	509,072	462,758	10%	18%	272,166	268,310	1%	5%
U.S.A.	111,994	75,274	49%	102%	82,191	66,652	23%	54%
South, Central America and the Caribbean	207,691	251,601	(17%)	(29%)	96,374	133,944	(28%)	(40%)
Europe	45,288	80,918	(44%)	(38%)	59,579	75,459	(21%)	(18%)
Asia, Middle East and Africa	82,170	158,746	(48%)	(40%)	33,558	74,356	(55%)	(48%)
Others and intercompany eliminations	*(132,106)*	*(133,839)*	*1%*	*(10%)*	*(65,778)*	*(81,331)*	*19%*	*12%*
TOTAL	824,109	895,458	(8%)	(6%)	478,089	537,389	(11%)	(11%)

2017 Second Quarter Results Page 10

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - June				Second Quarter			
OPERATING EBITDA	2017	2016	% Var.	like-to-like % Var. *	2017	2016	% Var.	like-to-like % Var. *
Mexico	567,468	528,928	7%	15%	301,965	301,544	0%	3%
U.S.A.	287,039	252,792	14%	23%	170,134	156,372	9%	19%
South, Central America and the Caribbean	252,791	289,015	(13%)	(24%)	119,673	153,173	(22%)	(33%)
Europe	139,256	180,954	(23%)	(18%)	108,862	127,091	(14%)	(11%)
Asia, Middle East and Africa	112,977	196,648	(43%)	(31%)	49,071	93,280	(47%)	(38%)
Others and intercompany eliminations	*(111,401)*	*(115,368)*	*3%*	*(10%)*	*(54,023)*	*(71,790)*	*25%*	*16%*
TOTAL	1,248,129	1,332,970	(6%)	(4%)	695,682	759,670	(8%)	(8%)

OPERATING EBITDA MARGIN	2017	2016	2017	2016
Mexico	37.0%	37.0%	37.3%	37.9%
U.S.A.	16.6%	14.4%	18.6%	16.8%
South, Central America and the Caribbean	26.4%	32.6%	25.0%	32.9%
Europe	8.4%	10.7%	11.7%	13.5%
Asia, Middle East and Africa	17.3%	24.5%	15.0%	23.5%
TOTAL	18.6%	19.9%	19.5%	21.1%

2017 Second Quarter Results Page 11

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - June			Second Quarter		
	2017	2016	% Var.	2017	2016	% Var.
Consolidated cement volume [1]	33,850	34,716	(2%)	17,918	18,479	(3%)
Consolidated ready-mix volume	25,436	25,221	1%	13,207	13,502	(2%)
Consolidated aggregates volume	72,764	71,198	2%	38,854	38,565	1%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - June 2017 Vs. 2016	Second Quarter 2017 Vs. 2016	Second Quarter 2017 Vs. First Quarter 2017
Mexico	(1%)	(10%)	3%
U.S.A.	(7%)	(8%)	11%
South, Central America and the Caribbean	13%	12%	5%
Europe	5%	4%	37%
Asia, Middle East and Africa	(11%)	(3%)	12%

READY-MIX VOLUME			
Mexico	0%	(6%)	1%
U.S.A.	(4%)	(3%)	13%
South, Central America and the Caribbean	(5%)	(11%)	(4%)
Europe	7%	3%	20%
Asia, Middle East and Africa	0%	(4%)	(8%)

AGGREGATES VOLUME			
Mexico	(2%)	(8%)	5%
U.S.A.	(2%)	2%	17%
South, Central America and the Caribbean	2%	(1%)	3%
Europe	7%	3%	25%
Asia, Middle East and Africa	7%	2%	(9%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2017 Second Quarter Results Page 12

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - June 2017 Vs. 2016	Second Quarter 2017 Vs. 2016	Second Quarter 2017 Vs. First Quarter 2017
Mexico	12%	17%	10%
U.S.A.	3%	3%	2%
South, Central America and the Caribbean (*)	(4%)	(7%)	(3%)
Europe (*)	(4%)	(2%)	2%
Asia, Middle East and Africa (*)	(25%)	(27%)	(4%)

READY-MIX PRICE			
Mexico	2%	6%	8%
U.S.A.	1%	0%	(2%)
South, Central America and the Caribbean (*)	2%	(0%)	(2%)
Europe (*)	(4%)	(2%)	2%
Asia, Middle East and Africa (*)	(0%)	0%	1%

AGGREGATES PRICE			
Mexico	8%	10%	7%
U.S.A.	4%	3%	(1%)
South, Central America and the Caribbean (*)	(1%)	(8%)	(5%)
Europe (*)	(6%)	(3%)	(1%)
Asia, Middle East and Africa (*)	8%	10%	2%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - June 2017 Vs. 2016	Second Quarter 2017 Vs. 2016	Second Quarter 2017 Vs. First Quarter 2017
Mexico	20%	20%	3%
U.S.A.	3%	3%	2%
South, Central America and the Caribbean (*)	(4%)	(5%)	(2%)
Europe (*)	(1%)	(0%)	(2%)
Asia, Middle East and Africa (*)	(1%)	(4%)	(4%)

READY-MIX PRICE			
Mexico	9%	9%	1%
U.S.A.	1%	0%	(2%)
South, Central America and the Caribbean (*)	1%	1%	(1%)
Europe (*)	(0%)	(0%)	(3%)
Asia, Middle East and Africa (*)	(0%)	(1%)	(1%)

AGGREGATES PRICE			
Mexico	15%	14%	(0%)
U.S.A.	4%	3%	(1%)
South, Central America and the Caribbean (*)	(3%)	(7%)	(4%)
Europe (*)	(1%)	0%	(5%)
Asia, Middle East and Africa (*)	4%	4%	(1%)

(*) Volume weighted-average price.

2017 Second Quarter Results

Page 13

Other information

Mexican Tax Reform 2016

In October 2015, a new tax reform approved by Congress (the "new tax reform") which became effective in January 1, 2016 granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability. Consequently, during 2015, as a result of payments made, the liability was further reduced to approximately US$784 million, which after the application of tax credits and assets for tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX before discount of approximately US$537 million, as of December 31, 2015, the Parent Company's liability was reduced to approximately US$192 million. In the first half of 2016, CEMEX paid US$41 million regarding this liability. In the first half of 2017, CEMEX paid US$46 million regarding this liability. All USD amounts are based on an exchange rate of Ps20.72 to US$1.00 as of December 31, 2016.

Capped Calls

In relation to the capped calls that had been purchased by CEMEX with proceeds of its subordinated convertibles notes issued in March 2011 and due in March 2018, we have amended during this year as of July 26, 2017, capped calls transactions over approximately 54 million CEMEX ADSs maturing in March 2018, with the purpose of unwinding the position. As a result, CEMEX has received during this year as of July 26, 2017, an aggregate amount of approximately US$78 million in cash. After these amendments, CEMEX retains an amount of capped calls over approximately 17 million CEMEX ADSs maturing in March 2018 with strike prices of US$7.8 and US$11.5.

Discontinued Operations, Other Disposal Groups and Assets held for Sale

Discontinued Operations

On June 30, 2017, CEMEX announced that after approval from regulators, one of its subsidiaries in the U.S. closed the divestment of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready mix concrete operations in Oregon and Washington to Cadman Materials, Inc., part of Lehigh Hanson, Inc. and the U.S. subsidiary of HeidelbergCement Group, for approximately US$150 million. Considering the disposal of the entire Pacific Northwest Materials Business, their operations for the six-month periods ended June 30, 2017 and 2016, included in CEMEX's statements of operations were reclassified net of tax to the single line item "Discontinued Operations." CEMEX determined a net gain on disposal of these assets for approximately US$22 million recognized during June 2017 as part of discontinued operations, which included a proportional allocation of goodwill for approximately US$73 million.

On November 28, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement to divest its Concrete Reinforced Pipe Manufacturing Business ("Concrete Pipe Business") in the United States to Quikrete Holdings, Inc. ("Quikrete") for approximately US$500 million plus an additional US$40 million contingent consideration based on future performance. On January 31, 2017, after the satisfaction of certain conditions precedent including approval from regulators, CEMEX announced the closing of the sale to Quikrete according to the agreed upon price conditions. Considering the disposal of the entire Concrete Pipe Business, their operations for the one-month period ended January 31, 2017 and the six-month period ended June 30 2016, included in CEMEX's statements of operations were reclassified net of tax to the single line item "Discontinued Operations." CEMEX determined a net gain on disposal of these assets for approximately US$148 million recognized during January 2017 as part of discontinued operations, which included a proportional allocation of goodwill for approximately US$260 million.

On May 26, 2016, CEMEX concluded the sale to SIAM City Cement Public Company limited ("SIAM Cement") of its operations in Bangladesh and Thailand for approximately US$53 million. CEMEX's operations in Bangladesh and Thailand for the period from January 1 to May 26, 2016 included in CEMEX's statement of operations for the six-month period ended June 30, 2016 were reclassified net of tax to the single line item "Discontinued operations."

In connection with an agreement signed between CEMEX and Duna-Dráva Cement on August 12, 2015 for the sale of its Croatian operations, including assets in Bosnia and Herzegovina, Montenegro and Serbia (jointly the "Croatian Operations"), which mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants, for approximately €230.9 million, CEMEX reported its Croatian Operations net of tax in the single line item of discontinued operations until the first quarter of 2017. On April 5, 2017, CEMEX announced that the European Commission issued a decision that ultimately did not allow Duna-Dráva Cement to purchase the aforementioned operations. Consequently, the transaction was cancelled and CEMEX maintained its Croatian Operations and continue to operate them. For the six-month periods ended June 30, 2017 and 2016, the Croatian Operations are presented line-by-line in the statements of operations.

The following table presents condensed combined information of the statement of operations of CEMEX discontinued operations mainly: a) the Concrete Pipe Business for the one-month period ended January 31, 2017 and the six-month period ended June 30 2016; b) Pacific Northwest Materials Business for the six-month period ended June 2016 and the six-month period ended June 2017; and c) Bangladesh and Thailand for the period from January 1 to May 26, 2016:

INCOME STATEMENT	Jan-June		Second Quarter	
(Millions of Mexican pesos)	2017	2016	2017	2016
Sales	1,549	4,426	592	2,212
Cost of sales and operating	(1,531)	(4,293)	(542)	(2,121)
Other expenses, net	14	(7)	16	(3)
Interest expense, net and others	(3)	(63)	(2)	(5)
Income (loss) before income tax	29	62	65	84
Income tax	-	(56)	-	(35)
Net income (loss)	29	6	65	49
Non controlling interest net income	0	-	-	-
Controlling interest net income	29	6	65	49
Net gain on sale	3,524	403	449	403
Discontinued operations	3,553	409	514	452

2017 Second Quarter Results Page 14

Other information

Other disposal groups

Other disposal groups do not represent the disposal of an entire sector or line of business and, due to the remaining ongoing activities and the relative size, are not considered discontinued operations and were consolidated by CEMEX line-by-line in the statement of operations for all reported periods. The main disposal groups are as follows:

On November 18, 2016, a subsidiary of CEMEX in the United States closed the sale to an affiliate of Grupo Cementos de Chihuahua, S.A.B. de C.V. ("GCC") of certain assets consisting in CEMEX's cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico, for an amount of approximately US$306 million. Odessa plant has an annual production capacity of approximately 537 thousand tons. CEMEX's statement of operations for the six-month period ended June 30, 2016 includes the operations of these assets consolidated line-by-line.

On September 12, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement for the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. ("Eagle Materials") for approximately US$400 million. Fairborn plant has an annual production capacity of approximately 730 thousand tons. On February 10, 2017, CEMEX announced that such subsidiary in the United States closed the divestment of these assets. CEMEX's statements of operations include the operations of the Fairborn cement plant and the Columbus cement terminal consolidated line-by-line for the period in 2017 until their disposal in February 10 and for the six-month period ended June 30, 2016. CEMEX determined a net gain on disposal of these assets for approximately US$188 million recognized during February 2017 as part of Other expenses, net, which included a proportional allocation of goodwill for approximately US$211 million.

The following table presents selected combined statement of operations information of the net assets sold to GCC for the six-month period ended June 30, 2016 and those sold to Eagle Materials for the period in 2017 until their disposal in February 10 and for the six-month period ended June 30, 2016:

SELECTED INFORMATION	Jan-Jun		Second Quarter	
(Millions of Mexican pesos)	2017	2016	2017	2016
Sales	86	1,549	-	878
Cost of sales and operating expenses	(71)	(1,418)	-	(761)
Operating earnings before other expenses, net	15	131	-	117

2017 Second Quarter Results Page 15

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the second quarter of 2017 and the second quarter of 2016 are 18.53 and 17.99 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of June 30, 2017, and June 30, 2016, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2017 and 2016, provided below.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Barbados, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, Trinidad & Tobago, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, Croatia, the Czech Republic, France, Germany, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Asia, Middle East and Africa region includes operations in Egypt, Israel, and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

TCL Operations of Trinidad Cement Limited mainly in Trinidad and Tobago, Jamaica and Barbados.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,497.6 million for the second quarter of 2017; 1,494.1 million for year-to-date 2017; 1,484.9 million for the second quarter of 2016; and 1,483.7 million for year-to-date 2016.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - June		Second Quarter		Second Quarter	
	2017	2016	2017	2016	2017	2016
	Average	Average	Average	Average	End of period	End of period
Mexican peso	19.21	17.92	18.53	17.99	18.14	18.3
Euro	0.9177	0.8976	0.8964	0.8929	0.8755	0.9007
British pound	0.7872	0.7054	0.7734	0.7065	0.7676	0.7517

Amounts provided in units of local currency per US dollar.

2017 Second Quarter Results Page 16